SECURITIES AND EXCHANGE COMMISSION

File No. 070-09443

Eastern Enterprises


Applicant's Certificate of  Completion pursuant to Rule 24


The applicant, Eastern Enterprises, hereby certifies that its acquisition of the capital stock of Colonial Gas Company, the subject of Eastern's Application on Form U-1 which was granted by order of the Commission dated August 12, 1999, has been carried out in accordance with the terms and conditions of and for the purposes represented in the said Application and Order.

The acquisition was effected by consummation of the merger of Colonial Gas Company into a wholly-owned subsidiary of Eastern Enterprises, as a result of which Eastern holds all the issued and outstanding capital stock of Colonial Gas and the former stockholders of Colonial Gas received cash or Common Shares of Eastern Enterprises, according to their choice and subject to proration, as described in the Application and the S-4 Registration Statement of Eastern included in the Application as an exhibit. The aggregate merger consideration is approximately $150 million cash and 4,220,000 shares of Eastern.


EXHIBIT TO THIS CERTIFICATE

1. Opinion of L. William Law, Esq.


SIGNATURE

   Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned officer thereunto duly authorized.

EASTERN ENTERPRISES

/s/ Walter J. Flaherty

Walter J. Flaherty
 Executive Vice President and Chief
     Financial Officer

Date:  September 7, 1999


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INDEX TO EXHIBITS

1. Opinion of L. William Law, Esq.



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September 7, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am General Counsel of Eastern Enterprises, a Massachusetts voluntary association ("Eastern"), and have represented Eastern in connection with the acquisition (the "Acquisition") by it of all of the outstanding shares of common stock, $3.33 par value per share, of Colonial Gas Company, a Massachusetts gas utility company ("Colonial Gas"), in exchange for cash and shares of common stock, $1.00 par value, of Eastern pursuant to an Agreement and Plan of Reorganization, dated as of October 17, 1999 (the "Merger Agreement"), by and between Colonial Gas and Eastern providing for the merger (the "Merger") of Colonial Gas into a Massachusetts corporation wholly owned by Eastern ("Merger Sub"), as a result of which Merger Sub is the surviving corporation.

In that capacity, I have participated in the preparation and filing of Eastern's Application to the Commission on Form U-1 (the "Application") for approval of the Acquisition pursuant to Section 10 of the Public Utility Holding Company Act of 1935, as amended, and I have examined the Commission's order dated August 12, 1999 (the "Order") approving the Application.

Based on the foregoing, I am of the opinion that the Acquisition and the Merger as described in the Application have been carried out in accordance with the Application and the Order, by consummation of the Merger in accordance with the terms of the Merger Agreement.

Very truly yours,

/s/ L. William Law

L. William Law